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Securities and Exchange Commission
Trading and Markets

NOV 04 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 49677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARVEST INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 W. Monroe Ave.
(No. and Street)

Lowell, Arkansas 72745
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Name: Calvin Jarrett (Area Code – Telephone Number): (479) 770-1825

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

(Address) 909 Poydras Street, Suite 3100 (City) New Orleans (State) Louisiana (Zip Code) 70112

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, **Calvin Jarrett**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Arvest Investments, Inc.**, as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETINA POST
My Commission Expires 10/17/2023
NOTARY PUBLIC
Commission No. 12396415
BENTON CO., AR.

Notary Public

Signature

President-Investment Services
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not applicable)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not applicable)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arvest Investments, Inc.

(A wholly-owned subsidiary of Arvest Bank)

Financial Statements and Supplementary Information

December 31, 2018

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Index
December 31, 2018

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Arvest Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arvest Investments, Inc. (the "Company") as of December 31, 2018, and the related statements of income and comprehensive income, of changes in stockholder's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission,

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 28, 2019

We have served as the Company's auditor since 1996.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Financial Condition
Year Ended December 31, 2018

Assets	
Cash and cash equivalents	$ 14,989,045
Receivables from broker-dealers	848,725
Prepaid expenses	296,127
Income tax receivable	213,956
Deferred income taxes	341,381
Other assets	130,955
Total assets	$ 16,820,189
Liabilities and Stockholder's Equity	
Payable to Arvest Bank	$ 8,868,116
Total liabilities	8,868,116
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	5,500,000
Retained earnings	2,452,073
Total stockholder's equity	7,952,073
Total liabilities and stockholder's equity	$ 16,820,189

The accompanying notes are an integral part of these financial statements.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Income and Comprehensive Income
Year Ended December 31, 2018

Revenues	
Investment advisory & portfolio management fees	$20,657,308
Investment commissions	12,483,331
Mutual fund fees	4,872,074
Qualified plan revenue	1,547,202
Other income	73,324
Total revenues	39,633,239
Expenses	
Compensation & related benefits	31,851,020
Market data services	976,256
Occupancy	467,592
Information technology expenses	602,793
Travel expenses	447,282
Regulatory fees & expenses	505,067
Clearing expenses	600,312
Professional fees	808,798
Marketing expenses	166,928
Other expenses	901,471
Total expenses	37,327,519
Income before income taxes	2,305,720
Provision for income taxes	651,107
Net income	$ 1,654,613
Other comprehensive income	-
Comprehensive income	$ 1,654,613

The accompanying notes are an integral part of these financial statements.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Common Stock	Paid-in Capital	Retained Earnings	Stockholder's Equity
Balance at January 1, 2018	$ 5,500,000	$ -	$ 797,460	$ 6,297,460
Net income			1,654,613	1,654,613
Balance at December 31, 2018	$ 5,500,000	$ -	$ 2,452,073	$ 7,952,073

The accompanying notes are an integral part of these financial statements.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$ 1,654,613
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Decrease in receivables from broker-dealers	165,077
Increase in prepaid expenses	(27,559)
Increase in income tax receivable	(34,201)
Decrease in deferred income taxes	76,915
Increase in other assets	(870)
Increase in payable to Arvest Bank	5,541,968
Net cash provided by operating activities	7,375,943
Cash and cash equivalents	
Beginning of year	7,613,102
End of year	$ 14,989,045
Supplemental cash flows and disclosures	
Income taxes paid to Arvest Bank	$ 621,322
Interest paid to Arvest Bank	$ 8,992

The accompanying notes are an integral part of these financial statements.

1. The Company

Arvest Investments, Inc. ("AII" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. AII is an Arkansas corporation that is a wholly-owned subsidiary of Arvest Bank, a wholly-owned indirect subsidiary of Arvest Bank Group, Inc. ("ABG"). AII primarily acts as an introducing broker-dealer offering a wide range of investment security products to retail customers of Arvest Bank.

AII executes its customers' transactions on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of AII's customers.

AII is the exclusive provider of retail brokerage services for Arvest Bank and primarily derives its revenues from these services. Most of AII's registered representatives are located in banking locations of Arvest Bank.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of AII conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Income Taxes

AII's tax provision is determined pursuant to Financial Accounting Standards Board ("FASB") ASC 740. AII is included in the consolidated federal income tax return and consolidated state tax returns filed by Arvest Bank Group, Inc. and determines its tax expense or benefit on a separate return basis. Pursuant to AII's tax sharing agreement with ABG, AII recognizes tax benefits to the extent they are utilized in the consolidated return.

Cash and Cash Equivalents

AII has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Statement of Changes in Subordinated Liabilities

The financial statements of AII do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed at December 31, 2018 or during the year then ended.

3. Revenue from Contracts with Customers

AII adopted the *Revenue from Contracts with Customers (Accounting Standards Codification 606)* effective January 1, 2018 using the modified retrospective approach. The Company's evaluation of its contracts with customers did not identify any material changes to the timing of its revenue recognition following adoption of this standard. As such, AII did not record a cumulative effect adjustment to retained earnings upon adoption.

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of AII's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Advisory and Portfolio Management Fees
AII provides investment advisory services on a daily basis. AII believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by AII. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue during the quarter related specifically to the services provided.

Investment Commissions
AII buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, AII charges a commission. Commissions and related clearing expenses are recorded on the trade date as the security transactions occur. AII believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Commissions are recorded at the amount charged to the customer which, in many cases, may include varying discounts to standard rates. Annuity commissions are recognized when the signed contract and premium are submitted to the annuity carrier.

Mutual Fund Fees
AII enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. AII may receive distribution fees paid by the fund over time. AII believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund. As the resolution of these uncertainties is susceptible to factors outside AII's influence, AII recognizes the variable amounts when the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Qualified Plan Revenue
AII provides qualified plan services on a daily basis. AII believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by AII. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue during the quarter related specifically to the services provided.

4. Receivables from Broker-Dealers

Amounts from broker-dealers at December 31, 2018 consisted of fees and commissions from AII's clearing firms.

5. Net Capital Requirements

AII is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and establishes a maximum ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2018, AII had net capital of $6,860,492 which was $6,269,284 in excess of its required net capital of $591,208, and a ratio of aggregate indebtedness to net capital of 1.29 to 1, which was less than the maximum allowable ratio of 15 to 1.

AII claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

6. Transactions with Arvest Bank

AII rents office space and equipment and purchases support services, including all personnel services, from Arvest Bank. Total expenses incurred for the above activities for the year ended December 31, 2018 amounted to $32,766,035. Payable to Arvest Bank represents unpaid balances relating to these expenses. Stated financial results may differ if these transactions were conducted with other external parties.

Arvest Bank may, from time to time, provide AII with capital contributions to maintain minimum net capital requirements. During the year ended December 31, 2018, there were no such contributions of capital. AII also maintained cash on deposit with Arvest Bank at December 31, 2018 totaling $7,455,019.

7. Income Taxes

AII has a deferred tax asset as of December 31,2018, in the amount of $341,381, which is primarily related to employee compensation and benefits. No valuation allowance has been recorded at December 31,2018, as management believes it is more likely than not that the remaining deferred tax assets will be fully realized. As of December 31,2018, total tax expense for the year ended December 31, 2018 was $651,107, which is comprised of current and deferred tax expense of $587,121 and $63,986, respectively. The effective income tax rate differs from the federal statutory rate primarily as a result of the state income tax provision.

The tax years open to examination are 2015 to the present. AII did not have any uncertain tax positions at December 31, 2018. AII does not expect that unrecognized tax benefits will increase or decrease within the next 12 months. It is AII's policy to recognize interest and penalties related to unrecognized tax benefits in income tax expense.

8. Other Assets

AII has contracted with multiple clearing firms to provide AII with clearing and custody services. The clearing firms require that a security deposit be maintained by AII. The amount of these security deposits is included in other assets.

9. Commitments and Contingencies

Future minimum payments under non-cancelable operating leases that have initial or remaining terms in excess of one year at December 31, 2018 are $14,631.

Rental expense for the year ended December 31, 2018 was $19,019.

In the normal course of business, AII may become subject to litigation or claims. AII is not aware of any litigation or claims against AII which would materially affect its financial condition or results of operations.

AII's customer securities activities are transacted on either a cash or margin basis. In margin transactions, AII's clearing firms extend credit to AII's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing firms clear customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the clearing broker may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Any associated loss incurred by the clearing firms may be reimbursed by AII in accordance with the clearing agreements between the clearing firms and AII. AII seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. AII monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary.

As the right to charge AII has no maximum amount and may apply to all trades executed through the clearing broker-dealers, AII believes there is no maximum amount assignable to this right. At December 31, 2018, AII had recorded no liabilities with regard to this right. AII has not historically incurred any material losses arising from these activities and does not anticipate future losses, if any, to have a material impact on the financial statements.

In addition, AII has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. AII monitors the credit standing of the clearing firms and all counterparties with which it conducts business.

FINRA Review

The Company is subject, to reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies. FINRA conducted a review of the Company's privacy policy mailing practices, related to the mailings for 2009 to 2016. During the year ended December 31, 2018, the Company settled this matter for $150,000, which is included in other expenses on the statement of income and comprehensive income.

10. Fair Value Measurements

AII reports funds that sweep to interest-bearing deposits accounts ("Sweep Funds") in cash and cash equivalents. These Sweep Funds are recorded at amounts that approximate fair value. The Sweep funds have no stated maturity and offer daily liquidity. Sweep Funds totaled $4,505,873 at December 31, 2018. Under the fair value hierarchy, cash and cash equivalents are classified as Level 1. There were no transfers between Level 1, 2 or between Level 2 and Level 3 during the year ended December 31, 2018.

Fair value is a market-based measurement and is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value hierarchy for disclosure of fair value measurements is used to maximize the use of observable inputs, that is, inputs that reflect the assumption market participants would use in pricing an asset or liability based on market data obtained from sources independent of the reporting entity. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Level 1 Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. The types of instruments valued based on quoted market prices in active markets include active listed equities, if any, and money market securities.

Level 2 Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. The types of instruments valued based on quoted prices for similar assets with reasonable levels of price transparency include state and municipal obligations. At December 31, 2018, AII held no municipal obligations.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement. AII held no Level 3 assets during the year ended December 31, 2018.

11. Subsequent Events

AII has evaluated subsequent events through February 28, 2019, the date the financial statements were available to be issued. There were no events or transactions discovered during this evaluation that require additional recognition or disclosure in the financial statements.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

Schedule I

Computation of Net Capital	
Total stockholder's equity	$ 7,952,073
Total stockholder's equity qualified for net capital	7,952,073
Deductions	
Nonallowable assets	
Prepaid expenses	(296,127)
Income tax receivable	(213,956)
Deferred income taxes	(341,381)
Fidelity bond deduction	(150,000)
	(1,001,464)
Net capital before haircut on money market funds	6,950,609
Haircut on money market funds	(90,117)
Net capital	$ 6,860,492
Computation of Aggregate Indebtedness	
Payable to Arvest Bank	8,868,116
Aggregate indebtedness	$ 8,868,116
Computation of Basic Net Capital Requirements	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 591,208
Excess net capital	$ 6,269,284
Ratio of aggregate indebtedness to net capital	1.29

There are no material differences between this audited Computation of Net Capital (Schedule I) prepared by Arvest Investments, Inc. and the Computation of Net Capital included in the Company's unaudited Part II FOCUS Report as of December 31, 2018, as amended February 26, 2019

Arvest Investments, Inc.

(A wholly-owned subsidiary of Arvest Bank)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018 **Schedule II**

All claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that All's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018 **Schedule III**

AII claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that AII's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.